Exhibit 12.1
Gladstone Commercial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the period February 14, 2003			For the six
	(inception) through		For the year ended	months ended
	December 31, 2003		December 31, 2004	June 30, 2005
Income (loss) from continuing operations	$(240,871)		$1,623,928	$1,684,715

Add fixed charges	7,830		25,565	311,863

Earnings	$(233,041)		$1,649,493	$1,996,578

Fixed Charges:
Interest expense	—		—	291,022
Estimated interest component of rent	7,830		25,565	20,841

Total fixed charges	7,830		25,565	311,863

Preferred dividends	—		—	—

Fixed charges and preferred dividends	7,830		25,565	311,863

Ratio of earnings to fixed charges and preferred dividends	—	(1)	64.52	6.40

(1) For the period February 14, 2003 through December 31, 2003 earnings were insufficient to cover fixed charges by $240,871.